Exhibit 12.1

Senior Housing Properties Trust
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2003		2002		2001		2000		1999
Earnings:
Net income	$45,874		$50,184		$17,018		$58,437		$14,834
Fixed charges	37,899		30,210		7,334		15,366		18,768
Adjusted earnings	$83,773		$80,394		$24,352		$73,803		$33,602

Fixed charges:
Interest expense	$35,088		$27,399		$5,879		$15,366		$18,768
Distributions on trust preferred securities	2,811		2,811		1,455		—		—
Total fixed charges	$37,899		$30,210		$7,334		$15,366		$18,768
Ratio of earnings to fixed charges	2.2	x	2.7	x	3.3	x	4.8	x	1.8	x